Exhibit 99.1

Nano Dimension and HDC Complete Sale and Installation of DragonFly Pro System at Chungbuk Techno Park in South Korea

NESS ZIONA, Israel, December 11, 2018 – Nano Dimension Ltd., a leading additive electronics provider (NASDAQ, TASE: NNDM), announced today that it has sold and installed a DragonFly Pro additive manufacturing printing system at Chungbuk Techno Park in South Korea. The installation of the multi-material precision additive manufacturing system for 3D printed electronics was completed with HDC, Nano Dimension’s leading reseller in South Korea.

Chungbuk Technopark is a non-profit research institute that brings together industrial players, academia and the South Korean government for research and development in the fields of smart IT, premier consumer goods, transportation, energy and bio-health. It has received numerous national awards recognizing its excellent support for research and business endeavors in its 15 years of operations.

Chungbuk Technopark purchased the DragonFly Pro system to streamline electronics development on its premises, with a focus on the crucial design and prototyping phases of innovative electronics projects.

“The Korean market is one of the fastest growing markets for electronics, and we believe that additive manufacturing will play a major role in the future of printed electronics among Korean developers and manufacturers,” said Brian SEO, President of HDC.

“The South Korean market is very important to Nano Dimension and installations at premium and innovative customers such as Chungbuk Techno Park are one of the key reasons why we have partners like HDC,” said Gilad Reshef, APAC director at Nano Dimension. “Combining technical proficiency with an aggressive sales and marketing operation, tier one resellers like HDC are well positioned to bring Nano Dimension’s additive manufacturing solutions to the South Korea market and help drive the design and manufacturing of consumer goods, automotive, defense, medical and other industries that contribute so much to the Korea economy.”

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

About Chungbuk Technopark

Chungbuk Technopark is a non-profit governmental organization (NGO) that aims to foster biotechnology, computer science and hardware, electronics, energy, electrical power science and technology, health & pharmaceuticals, ICT & communications and assist business incubation. Over the years, it has conducted a balanced regional development by supporting both the local community and various small and medium sized companies in South Korea. To find out more about Chungbuk Technopark, please visit http://www.cbtp.or.kr

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses that the Korean market is one of the fastest growing markets for electronics, that additive manufacturing will play a major role in the future of printed electronics among Korean developers and manufacturers, and that tier one resellers like HDC are well positioned to bring Nano Dimension’s additive manufacturing solutions to the South Korea market and help drive the design and manufacturing of consumer goods, automotive, defense, medical and other industries. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com